Exhibit 99.3

Stratasys Announces Changes to Board of Directors

MINNEAPOLIS & REHOVOT, Israel – November 16, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that it has appointed Aris Kekedjian as an independent member of the Company’s Board of Directors, effective immediately. Mr. Kekedjian replaces Ziva Patir, who has decided to step down from the Company’s Board following ten years of service as a director. With this appointment, the Board will continue to comprise eight directors, seven of whom are independent.

Mr. Kekedjian is an established executive who brings more than 30 years of leadership expertise across business development, M&A and operations of complex cross-border businesses at scale. He currently serves as Chairman and Chief Executive Officer of Trinity Biotech, a publicly-traded healthcare diagnostics platform focused on the development, manufacture and marketing of clinical diagnostic products. Prior to Trinity, he spent three decades at General Electric and GE Capital in various leadership roles, most recently serving as Head of Business Development and Chief Investment Officer.

“Ongoing refreshment is a priority for our Board, and we are pleased to welcome Aris to the Stratasys Board,” said Dov Ofer, Stratasys’ Chairman of the Board of Directors. “With Aris’ global business experience, financial expertise and proven ability to deliver transformation of business, we are confident that Stratasys will benefit from his input and guidance as we continue to advance on our strategic initiatives and review opportunities to further enhance shareholder value.”

“I have long-admired Stratasys’ innovation and leadership in additive manufacturing, and I am honored to join Stratasys at such an important time for the Company,” said Mr. Kekedjian. “I look forward to working collaboratively with the Board and management team to drive the Company’s success and deliver value for shareholders.”

Ofer added, “On behalf of the Board, we thank Ziva for her outstanding service and many contributions to the Stratasys Board over the past ten years. Ziva was instrumental in enhancing Stratasys’ ongoing ESG programs, which are some of the first and most advanced in our industry. We wish her all the best.”

“It has been an honor to serve on the Stratasys Board for the past decade,” said Ms. Patir. “I am confident that the Company is well-positioned for continued growth under the oversight of this talented Board, and I look forward to watching the Company’s future successes.”

About Aris Kekedjian

Aris Kekedjian currently serves as Chairman and Chief Executive Officer of Trinity Biotech. Prior to joining Trinity Biotech in October 2022, he served as President and Chief Executive Officer of Icahn Enterprises from April 2021 to January 2022. Prior to that, Mr. Kekedjian held various roles of increasing responsibility at General Electric and GE Capital from 1989 to 2019, including Head of Corporate Development and Chief Investment Officer of GE; Managing Director and Global Head, Business Development of GE Capital; and Managing Director, Global Corporate Development and CEO of GE Capital in the MEA region. During his tenure at GE and GE Capital, Mr. Kekedjian guided the company through multiple phases of growth and transformation, including through the 2008 financial crisis and a series of multibillion-dollar mergers that helped reposition disparate assets into leading businesses. In addition, he previously served as a director of Xerox Holdings Corporation and XPO Logistics. Mr. Kekedjian holds a Bachelor of Commerce degree in Finance and International Business from Concordia University in Montreal, Canada.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Note Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategic initiatives for enhancing shareholder value, and Mr. Kekedjian’s prospective contributions to those initiatives and to the Stratasys Board generally, are forward-looking statements reflecting Stratasys’ Board’s and management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the outcome of our board’s comprehensive process to explore strategic alternatives for our company; the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, high interest rates, unfavorable currency exchange rates and potential recessionary conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 3, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition for the third quarter and first nine months of 2023, which will be furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any forward-looking statements made in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor and Media Contacts:

Stratasys Corporate &

North America

Chris Reese

chris.reese@stratasys.com

+1 651-357-0877

Investor Relations

Yonah Lloyd

yonah.lloyd@stratasys.com

+972-74-745-4919

Europe, Middle East, & Africa

Jonathan Wake / Samantha White,

Incus Media

stratasys@incus-media.com

+44 1737 215200

Brazil, Central America and South America

Erica Massini

erica.massini@stratasys.com

+55 (11) 2626-9229

Israel

Erik Snider

erik.snider@stratasys.com

+ 972 74 745 6053

Asia

Kalyani Dwivedi

kalyani.dwivedi@stratasys.com

+91 80 6746 2606

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